May 7, 2008

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Abbott Laboratories

                Form 10-K for Fiscal Year ended December 31, 2007

                Filed February 19, 2008

                File No. 001-02189

Dear Mr. Riedler:

I am responding to your letter of April 30, 2008.  Our response is detailed in the attachment hereto.

Abbott acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Laura J. Schumacher

Laura J. Schumacher

LJS: jm
Attachment

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2007

Filed February 19, 2008

File No. 001-02189

Item 1. Business

International Operations, page 8

1.              We note your disclosure that  you market products in approximately 130 countries through affiliates and distributors.  In a supplemental response, please advise us as to whether you conduct business with Sudan, Iran, Syria, North Korea, or Cuba.

Response:

Abbott supplies its medical, nutritional, and medical device products to Sudan, Iran, and Syria to fulfill the humanitarian needs of the civilian population, pursuant to licenses granted to Abbott by the United States government, where required.  Abbott does not currently conduct business with North Korea or Cuba.

Item 15. Exhibits, Financial Statement Schedules

2.              We note that you have described your acquisition agreement regarding Kos Pharmaceuticals Inc., but did not file it as an exhibit.  Please file this agreement as an exhibit or provide us with an analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.  Please note that if this agreement was filed previously, you may amend your Form 10-K to incorporate the previously-filed agreement by reference.

Response:

On December 15, 2006, Abbott completed its acquisition of Kos Pharmaceuticals Inc.  Abbott’s 2006 Form 10-K incorporated the related acquisition agreements, which were originally filed as exhibits either to a Form 8-K dated November 9, 2006 or to a Schedule TO dated November 14, 2006. After Abbott completed the Kos acquisition, it did not have any continuing obligations to the other parties to the transaction and thus did not consider the agreements to still be material at the time it filed its 2007 Form 10-K and, therefore, did not again include them as exhibits.

Abbott regards the acquisition of Kos Pharmaceuticals Inc. as occurring in the ordinary course of its business. Abbott routinely pursues acquisitions, technology licensing arrangements, and strategic alliances as part of its business strategy.  Accordingly, pursuant to Item 601(b)(10)(ii), Abbott is not required to again file the agreements as exhibits to its 2007 Form 10-K.